Talcott Resolution Life Insurance Company
Talcott Resolution Life Insurance Company Separate Account Seven
Personal Retirement Manager B Share Series II        Leaders Select Series III
Personal Retirement Manager I Share Series II        Personal Retirement Manager L Share Series II
Personal Retirement Manager Select B Share Series II    Huntington Personal Retirement Manager B Share Series I
Personal Retirement Manager B Share Series I        Huntington Personal Retirement Manager B Share Series II
Personal Retirement Manager I Share Series I        Personal Retirement Manager Select B Share Series I
    Personal Retirement Manager L Share Series I        Huntington Leaders Series III

Talcott Resolution Life and Annuity Insurance Company
Talcott Resolution Life and Annuity Insurance Company Separate Account Seven
Personal Retirement Manager B Share Series II        Personal Retirement Manager Foundation Edge Series II
Personal Retirement Manager C Share Series III        Personal Retirement Manager I Share Series II
Personal Retirement Manager L Share Series II        Personal Retirement Manager II V-A
Personal Retirement Manager B Share Series I        Personal Retirement Manager C Share Series I
Personal Retirement Manager C Share Series II        Personal Retirement Manager I Share Series I
Personal Retirement Manager L Share Series I        Leaders Series V
Leaders Access Series V                Leaders Advisory Series V
Personal Retirement Manager V-A            Leaders V-A
Leaders Foundation Edge Series II

Talcott Resolution Life Insurance Company
Talcott Resolution Life Insurance Company Separate Account Three
Director M Edge            Director M Plus        The Director M Select Plus        The Director M Outlook        First Horizon Director M Outlook    Director M Platinum Outlook    Huntington Director M Outlook    AmSouth Variable Annuity M Outlook    The Director M Select Outlook    Classic Director M Outlook    Wells Fargo Director M Outlook    AmSouth Variable Annuity M Plus

Talcott Resolution Life and Annuity Insurance Company
Talcott Resolution Life and Annuity Insurance Company Separate Account Three
        Director M Edge            Director M Plus

Talcott Resolution Life Insurance Company
Talcott Resolution Life Insurance Company Separate Account Ten
Putnam Capital Manager Edge Series III/IIIR    Putnam Capital Manager Plus Series II/IIR    Putnam Capital Manager Outlook Series I/IR
Putnam Capital Manager Outlook Series II/IIR    Putnam Capital Manager Series VI/VIR/VII    Putnam Asset Manager Series I/IR
Putnam Capital Access Series I/IR        Putnam Capital Manager Edge I/IR/II        Putnam Capital Manager Plus Series I/IR

Talcott Resolution Life and Annuity Insurance Company
Talcott Resolution Life and Annuity Insurance Company Separate Account Ten
Putnam Capital Manager Edge Series III/IIIR    Putnam Capital Manager Plus Series II/IIR    Putnam Capital Manager Series IV
Putnam Capital Manager Outlook Series II/IIR    Putnam Capital Manager Series VI/VIR/VII    Putnam Capital Access Series II/IIR
Putnam Capital Access Series I/IR        Putnam Capital Manager Edge I/IR/II        Putnam Capital Manager Plus Series I/IR
Putnam Capital Manager Outlook Series I/IR

March 9, 2023 update to the product notice dated May 2, 2022
This product notice supercedes the product notice filed on February 8, 2023
Putnam Investment Management, LLC (“Putnam Management”), the investment manager of “Putnam VT Multi-Cap Core Fund” and “Putnam VT Growth Opportunities Fund” (the “Funds,” both a series of Putnam Variable Trust (the “Trust”)), has recommended, and the Trust’s Board of Trustees has approved, a change to the Funds’ names, each of which are described below. Putnam Management currently anticipates that the name change will be effective on April 30, 2023 (the “Effective Date”).
On the Effective Date, all references in your product notice will be revised as follows:
All references to “Putnam VT Multi-Cap Core Fund” will be deleted and replaced with “Putnam VT Core Equity Fund.” In addition, all references to “Putnam VT Growth Opportunities Fund” will be deleted and replaced with “Putnam VT Large Cap Growth Fund.”
This update should be retained for future reference.
HV-7958